DISTRIBUTOR AGREEMENT

THIS AGREEMENT made as of the _____day of ___________, 2005.

BETWEEN:

REGI U.S., INC., an Oregon corporation,
Having an office at #1103, 11871 Horseshoe Way,
Richmond, B.C. Canada V7A 5H5

(hereinafter referred to as "Distributor")

OF THE FIRST PART

AND:

ANUVU INCORPORATED, a California corporation
Having an office at 3980 Research Drive
Sacramento, CA 95838

(hereinafter referred to as "Patent Holder")

OF THE SECOND PART

WITNESSETH

WHEREAS:

A.	PATENT HOLDER holds the sole and exclusive rights throughout the United States to the use of the Technology hereinafter described;

B.	PATENT HOLDER is a provider of services, systems and equipment to or for the benefit of the “Patent Holder’s Fuel Cell Technology”;

C.
DISTRIBUTOR has examined certain preliminary information of technical data provided to it by PATENT HOLDER concerning the Technology and wishes to obtain an exclusive distributorship for Canada and an option to purchase the same for Europe.

NOW THEREFORE in consideration of the premises and the mutual covenants, conditions and agreements hereinafter set out and other good and valuable consideration not recited herein, the parties hereto agree as follows:

Article I — Definitions

The following terms (except as otherwise expressly provided or unless, the context otherwise requires) for all purposes of this Agreement shall have the following respective meanings (it being understood that the terms defined in this Agreement shall include in the singular number the plural, and in the plural number the singular).

1.01      “Affiliate” shall mean any corporation or other entity which either directly or indirectly controls a party to this Agreement, is controlled by such party, or is under common control with such party. As used here, the term “control” means possession of the power to direct or cause the direction of the management and policies of a corporation or other entity, whether through the ownership of voting securities, by contract or otherwise.

1.02       “Agreement” shall mean this Agreement, including all exhibits and schedules annexed to this Agreement.

1.03       “Distributorship Patents” “Patents” means the Patents described in Schedule “A” hereto and all other patents and patent applications of all countries which contain claims covering one or more features

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of the Technology and which are based on Inventions conceived, acquired or reduced to practice by or on behalf of PATENT HOLDER and includes any and all renewals, divisions, continuations, continuations-in-part, reissues, extensions, additions, corresponding international patent applications, and any and all future patent applications, and any and all future patent applications on patents issues in respect thereof.

1.04       “Products” “Product” means any product, heretofore or hereafter existing, which utilizes, embodies or is based on the Patent Holder Fuel Cell Technology.

1.05       “Territory” shall mean Canada and Europe (Europe to be defined as the member nations of the European Union as of the date of this document).

1.06       “Invention” means discoveries, concepts, and ideas, whether patentable or not, including but not limited to processes, methods, formulae and techniques as well as improvements thereto and extensions thereof.

1.07       “Know-how” includes all technical information, trade secrets, procedures, composition, processes, methods, practices, diagrams, drawings, specifications, blue-prints, plans, materials, documents, manuals and data relating to the design, manufacture, production, distribution and testing of a products or Invention.

1.08       “Party” means each of DISTRIBUTOR and PATENT HOLDER, and “Parties” means both DISTRIBUTOR and PATENT HOLDER.

1.09       “Prototype” means a fully functional prototype of a fuel cell prototype which utilizes and embodies the Technology.

1.10       “Technology” means the technology which is the subject of the Patents and all other knowledge, Know-how and Inventions owned, controlled, developed or acquired by or on behalf of PATENT HOLDER relating thereto, including without limitation the composition, formulation, construction, characteristics, uses and physical manifestations thereof.

Article II — Grant of Distributorship

2.01       Distributorship Patents. Patent Holder hereby grants and agrees to grant Distributor and its Affiliates, and Distributor and its Affiliates accept, an exclusive distributorship, under the Distributorship in the Territory with the right to grant subdistributorships, to use and sell the technology and to use, sell and have sold the Products in the Territory. The distributorship shall include, but not be limited to, all products and devices presently and in the future conceived and developed by Patent Holder, as well as all improvements on existing technology, devices and products for an payment in the amount of One Hundred Thousand Dollars ($100,000.00) as defined in Article III, and an additional payment on or before July 31, 2005 of One Hundred Thousand Dollars ($100,000.00), totaling Two Hundred Thousand Dollars ($200,000.00) as payment in full for the Canadian Distributorship.

2.01(a) Patent Holder agrees to grant to Distributor an option to an exclusive Distributorship Agreement for Europe as part of this Agreement and Distributor may exercise a set option for the European Distributorship for payments of Three Hundred Thousand Dollars ($300,000.00) of which One Hundred and Fifty Thousand Dollars ($150,000.00) is to be paid within 90 days from the date of this Agreement and the final payment of One Hundred and Fifty Thousand Dollars ($150,000.00) is to be paid on or before November 30, 2005. Distributor agrees to issue 200,000 treasury shares of REGI U.S., INC. upon confirmation of acceptance of the European fuel cell technology patents contemplated to be applied for in section 2.01 (b) .

2.01(b) Patent Holder agrees to use its best efforts to submit a patent application for Canada and Europe based on the current fuel cell technology claims set forth in claims of the U.S. Patents Pending held by the Patent Holder before the deadline date by the said Patent Office. Patents will be owned by Patent Holder

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and used exclusively in the Territory by the Distributor during the term of this Agreement. Patent Holder and Distributor agree to file the Canadian Patent Application on or before November 7, 2005.

2.01(c) Upon approval of Patent Holder’s Secured Lender, this Agreement automatically converts into a license agreement: Patent Holder agrees that upon Patent approval the distribution rights will be transferred into a Patent License Agreement upon the written consent of Distributor. The terms and conditions of the License Agreement will be mutually agreed upon in a new Patent License Agreement. In addition, in the event the secured lenders’ note in the amount of $3,500,000.00 is retired this Distribution Agreement automatically converts to a Patent License Agreement.

2.01(d) Patent Holder agrees to issue two (2) warrants of Anuvu to Distributor in consideration for each US$1.00 payment to Patent Holder, pursuant to paragraph 2.01 and 2.01(a) of this Agreement, in additional consideration for payments under this Agreement. Warrants to be issued within 60 days of the completion of the payments for each Distributorship. Each warrant will entitle Distributor to purchase one (1) treasury share of Anuvu for US$0.01 for a period of one year from the date of payment.

2.01(e) Patent Holder agrees to build a working fuel cell model prototype for Distributor for demonstration purposes in a vehicle in Canada. The vehicle to be selected by consent of both Patent Holder and Distributor, to be completed within 90 days of payment for the Canadian exclusive license. Distributor to pay all costs associated with prototype including hardware, labor, overhead, export duties and licensing fees. Costs to be agreed upon by both parties before work is to commence.

2.01(f) Upon approval of Patent Holder’s Secured Lender and based on Distributor paying the license fees for one or more countries noted in paragraph 2.01 and 2.01(a), Patent Holder will grant the sole and exclusive right and license, for each country paid by Distributor, to use the Technology for the purposes of manufacturing for the purposes of manufacturing products in Canada, Europe and the sole and exclusive right to sell, sublicense and distribute such products to the countries that Distributor make the agreed payments to subject to a five percent (5%) net royalty. Patent Holder will continue to develop the Technology for Distributor, on behalf of its customers and contacts, under the license agreement for those countries for a period of five (5) years, and renewable for an additional five (5) years based on the election of Distributor.

2.01(g) Distributor will agree to pay for the patent application costs and associated legal fees for Canada and Europe.

2.01(h) Patent Holder agrees that Distributor will have a 30 day first refusal to purchase Anuvu shares in event the additional shares to be issued or purchased by Anuvu for any reason at the same price that any investor may agree to pay/sell for the said shares for a period of 6 months.

2.01(i) Patent Holder will agree to work on the Rand Cam™ technology projects as required by Distributor, under a contract basis.

2.01(j) Transfer of Product from Patent Holder to Distributor will occur by way of a purchase order being submitted by Distributor to Patent Holder that will define prices, delivery dates, freight charges, taxes, tariffs, export issues and payment terms.

2.02       Trademarks. Distributor and its Affiliates shall be free to sell products using the Distributorship Patents, and shall be free to Register trademarks and tradenames with respect to such products under any trademark selected or Registered by Distributor or any of its Affiliates in any country in the Territory, and all trademarks, tradenames, slogans, logos, trade dress and goodwill owned or developed by Distributor or associated with the Distributorship Patents shall be the sole and exclusive property of Distributor or its Affiliates.

2.03       Right of First Refusal on Technology. Upon approval of Patent Holder’s Secured Lender, Patent Holder hereby grants to Distributor and its Affiliates a right of first refusal to exclusively use, manufacture, develop, sell, market and distribute products based on new patents and applications for

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patents, improvements, technology, products, devices, know-how, inventions, ideas, methods, processes and concepts, which are owned or developed by Patent Holder and are not included in the Distributorship Patents (“New Technology”) in consideration for 100,000 treasury shares of REGI U.S., INC.. At the time when Patent Holder develops any such New Technology, Patent Holder shall offer to Distributor, in writing, the right to use, manufacture, develop, sell, market, and distribute products based on such New Technology, describing in sufficient detail the nature of such New Technology. Distributor and Patent Holder shall discuss the offer, negotiating its terms in good faith, and Patent Holder shall memorialize an offer to Distributor in writing based on such discussions (“Offer”). From the date the Offer is received, Distributor shall have sixty (60) days within which to accept the Offer which acceptance shall also be in writing. If Distributor declines the Offer, Patent Holder shall be free to solicit other interest in the New Technology proposed. However, prior to licensing any such New Technology to a third party, Patent Holder shall offer Distributor in writing the same terms and conditions on which the proposed distributorship to the third party is based and Distributor shall have thirty (30) days in which to meet the terms and conditions of such proposed distributorship, which shall be done in writing.

Article Ill — Royalties

3.01       Royalties. Distributor shall pay Patent Holder a royalty of five percent (5%) of the Adjusted Gross Sales Price of any Products sold by Distributor or its Affiliates for which Distributor receives payment (“Royalties”). “Adjusted Gross Sales Price” shall mean the gross sales price of any Products sold less returns and reasonable actual discounts or rebates.

3.02       Payment of Royalties. Distributor shall pay Patent Holder the Royalties on the first day of the first month of each calendar quarter during the Term.

3.03       Adjustment of Royalties. Distributor shall have the right to decrease the Royalties formula if (i) products similar to the Products have come to market in any particular country of the Territory, and (ii) the total market share of all such products, even if manufactured by different companies, which are similar to any of the Products is thirty percent (30%) or more. The adjustment in the Royalties formula shall be negotiated in good faith between Distributor and Patent Holder. In the event no agreement is reached within ten (10) days after adjustment is requested by Distributor, then the parties shall submit the issue of Royalties formula adjustment, pursuant to this Paragraph 3.03, for final resolution to the American Arbitration Association, in accordance with its Commercial Rules, whose determination shall be final and binding on Distributor and Patent Holder.

3.04       Inspection. Patent Holder shall be permitted at reasonable times, and upon at least three (3) days prior written notice to Distributor, to inspect the books and records of Distributor as such relate to sales of the Products for the purpose of determining the accuracy of the Royalties paid to Patent Holder pursuant to this Article III.

3.05       Conversion from Distributor Agreement to License Agreement. Upon approval of Patent Holder’s Secured Lender, this Agreement automatically converts into a License Agreement.

Article IV — Product Development, Inspections and Audits

4.01       Product Development

(a)
Patent Holder shall have the responsibility for, and shall use its utmost best efforts is and entire human and economic resources exclusively for, developing commercially viable products and product prototypes using the Distributorship Patents (“Product Development”) improving the Distributorship Patents and developing new technology and new patents. The advance royalties will be used by Patent Holder for Product Development, including building a working fuel cell model prototype for Distributor.

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(b)
Distributor shall, market, use, sell and distribute the Products within the Territory. Upon conversion to a licensing agreement Distributor shall have the right to manufacture the Products within the Territory. Patent Holder shall disclose to Distributor all information concerning the Distributorship Patents and Products, and all information concerning Product Development as required by Distributor, including but not limited to proprietary engineering, design, clinical and technical data, methods, processes which is necessary for evaluation or production of the Products, whether presently within the knowledge and possession of Patent Holder and its employees or which comes within the knowledge and possession of Patent Holder and its employees in the future and during the Term of this Agreement. Patent Holder shall fully cooperate with Distributor, in the event Distributor elects to test any of the products and product prototypes developed by Patent Holder using the Distributorship Patents, including but not limited to Institutional Review Board testing and other formal and informal testing procedures.

(c)	Nothing in this Paragraph 5.01 shall preclude Distributor from using third parties under a subdistributorship or by contract to manufacture, market, and distribute the Products.

4.02       Inspections and Board Member.

(a)
Distributor shall have the right to have its representatives inspect and audit the Patent Holder facilities, premises, and books and records as reasonably required by Distributor. Patent Holder shall cooperate with Distributor fully in all such inspections and audits.

(b)
Patent Holder shall, within 30 days of the date of this agreement, present to Distributor a voting agreement based on the approval of the Patent Holder’s shareholders which will give Distributor the right during the Term to designate one member of the Patent Holder Board of Directors to be voted by the shareholder’s by way of the voting agreement.

Article V — Representations and Warranties

5.01      Representations and Warranties of Patent Holder. Patent Holder hereby represents and warrants the following to Distributor as of the date of this Agreement:

(a)	Patent Holder is a corporation duly organized, validly existing and in good standing under the laws of the State of California.

(b)
Patent Holder has full corporate power and authority to enter into and perform this Agreement. The execution, delivery and performance of this Agreement by Patent Holder have been duly authorized by all requisite corporate action. A Board of Directors’ resolution approving the execution, delivery and performance of this Agreement is annexed to this Agreement as Exhibit B.

(c)
Patent Holder is the sole owner of all right, title and interest in and to the distributorship Patents, and Patent Holder has legal power, authority and right to grant the exclusive distributorship under the Distributorship Patents.

(d)
To Patent Holder’s knowledge, there are no patents owned by others and no other proprietary rights or property of others which would be infringed or misused by Distributor or its Affiliates or subdistributors as a result of their exercise of the rights in and to the Distributorship Patents and the products granted by this Agreement.

(e)	There are no actions, suits, or claims pending against Patent Holder or its Affiliates in

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any court or by or before any governmental body or agency with respect to the Distributorship Patents or Products, and to the best of Patent Holder’s knowledge, no such actions, suits or claims have been threatened against Patent Holder or its Affiliates other than those in Exhibit C (ASK Note).

(f)
Patent Holder has no knowledge of any infringement of the Distributorship Patents or knowledge of any claim or allegation, or any basis thereof, of patent infringement or misuse of any confidential information with regard to the Distributorship Patents or Products.

(g)
No other person or organization presently has any effective assignment, option, distributorship or subdistributorship under the Distributorship Patents or with respect to the manufacture, use or sale of the Products or other products using the Distributorship Patents with in the Territories.

(h)
The Distributorship Patents include all of the patents, applications for patents, improvements, technology, products, foreign counterparts and extensions thereof, know-how, inventions, ideas, concepts, methods and processes presently owned, used or developed by Patent Holder in the development of fuel cell technology.

(i)
Patent Holder’s facilities, equipment and operations are in material compliance with all applicable laws and regulations in the United States. Patent Holder holds all material distributorships, permits and other governmental authorizations necessary or required by Patent Holder to conduct its operations and business in the manner presently conducted in the United States.

5.02      Representations and Warranties of Distributor. Distributor hereby represents and warrants the following to Patent Holder as of the date hereof:

(a)	Distributor is a corporation duly organized and validly existing under the laws of the State of Oregon.

(b)
Distributor has full corporate power and authority to enter into and perform this Agreement. The execution, delivery and performance of this Agreement by Distributor have been duly authorized by all requisite corporate action.

(c)	Distributor has the financial resources to make all payment in a timely manner based on the dates with in this document.

(d)	Distributor upon execution of this Agreement will actively engage in the distribution, marketing or manufacturing of other PEM Fuel Cell Stack technology.

5.03      Survival. The foregoing representations and warranties of the parties shall survive termination or expiration of this Agreement.

Article VI — Indemnification

6.01      Patent Holder Indemnification. Patent Holder shall indemnify and hold Distributor harmless against any and all liabilities, damages, losses, costs, expenses, claims, suits, recoveries and judgments (including attorneys’ fees and expenses) of Distributor, its Affiliates or any third party resulting from or arising out of (i) a breach of Patent Holder of any of its obligations, covenants or agreements under this Agreement, (ii) the failure of any of the representations and warranties made by Patent Holder under this Agreement to be true and correct as of the date hereof, (iii) any act or omission on the part of Patent Holder or any of its employees or Affiliates or agents in the performance of this Agreement, and (iv) patent infringement claims relating to the Distributorship Patents, to the extent provided in Article VIII of this Agreement below.

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Article VII — Patent Prosecution and Infringement

7.01      Prosecution. Patent Holder shall keep Distributor currently advised of all steps taken or to be taken in the prosecution of all applications for patents and improvements included in the Distributorship Patents, and shall furnish Distributor with copies of all such patent applications promptly after filing. Distributor shall be responsible for all fees with respect to such patent applications and all fees necessary for the maintenance of the Distributorship Patents in the Territory. Patent Holder shall consult with Distributor with respect to the prosecution of such patent applications or patents resulting therefrom.

 7.02      Infringement Actions.

(a)
Distributor and Patent Holder shall each promptly notify the other following the discovery of any infringement of the Distributorship Patents or unauthorized use of the Products which may come to their attention. Patent Holder shall promptly make all efforts to obtain a discontinuance of the infringement and, if not successful, Patent Holder shall bring suit against the infringer.

(b)
If Patent Holder falls to obtain a discontinuance of such infringement or unauthorized use and/or fails to bring an infringement suit within thirty (30) days after discovery of such infringement or unauthorized use (“Initial Period”), then Patent Holder shall give notice in writing to Distributor within fifteen (15) days following the Initial Period of such failure, and Distributor may, but is not required to, obtain a discontinuance of the alleged infringement or unauthorized use or bring an infringement suit. Any infringement suit brought by Distributor shall be in the name of Patent Holder or Distributor, or jointly in the name of Patent Holder and Distributor, as Distributor shall elect in its sole discretion, or as required by the law of the forum.

(c)
With respect to any suit for infringement of the Distributorship Patents or unauthorized use of the Products, the party that did not institute suit shall render all reasonable assistance to the party that did institute suit including, but not limited to, executing all documents as may be reasonably requested by the party that did institute suit. In the event Distributor institutes suit, Distributor shall be entitled to reimbursement from Patent Holder for all of its reasonable attorneys’ fees, costs and expenses, including the expenses   of any expert witnesses that may be retained (“Infringement Expenses”), which Patent Holder shall pay upon demand from Distributor, and Distributor may deduct such Infringement Expenses from any and all sums, including Royalties, which Distributor owes Patent Holder, on a first priority basis.

7.03      Infringement of Third Party Patents. Each party shall notify the other promptly in the event of the receipt of notice of any action, suit or claim alleging infringement by the manufacture, use or sale of the Products, or of any patent or proprietary right held or alleged to be held by a third party. Patent Holder shall indemnify and hold Distributor, its Affiliates and subdistributors, harmless from all damages, losses, costs, expenses, claims, suits, recoveries and judgments (including attorneys’ fees, expenses, costs and expert witness fees) related thereto. This indemnification obligation shall survive the termination of this Agreement.

7.04      Offset. In the event it is necessary, in Distributor’s judgment, for Distributor to make royalty or other payments to a third party in order for Distributor to exercise or continue to exercise any rights granted to Distributor pursuant to the terms of this Agreement in relation to the Distributorship Patents and Products, Distributor shall be entitled to offset any amounts so paid to any third party against amounts due or which may become due to Patent Holder under this Agreement if Distributor give notice

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to Patent Holder of such third party claim 60 days before any offset cost adjustments are made and Patent Holder has ability to make other arrangements with third party.

Article VIII — Confidentiality

8.01      “Confidential Information” means:

(a)	all written information (including information orally disclosed but promptly thereafter reduced to writing) that is marked as “Confidential” by a Party (in this section 8.1, the “Discloser”); and

(b)
all information not generally known to the public, whether disclosed orally or in any tangible form (including magnetic or electronic), relating to any technology, products, processes and concepts created, developed or acquired by or on behalf of the Discloser or its affiliates, including but not limited to patents and patent applications, Inventions, Know-how, prototypes, samples, research and manufacturing processes; but shall not include information that:

(c)	is, or becomes generally know to the public, through no wrongful act of the other Party (in this Section 8.1, the “Recipient”);

(d)
can be shown by documentation to have been rightfully received by the Recipient from a third party who is free to disclose it without obligation to the Discloser and who did not acquire such information by a wrongful act; or

(e)	can be shown by documentation to have been independently developed by the receiving Party without reference to any other Confidential Information.

8.02      During the Term and for a period of five (5) years thereafter, each of the parties and their respective employees, agents, directors, officers, Affiliates and subdistributors shall hold in confidence all confidential or proprietary information of the other party disclosed hereunder (“Information”) except for and to the extent that such Information (i) is or becomes generally available to the public through no fault of the receiving party; (ii) can be demonstrated in writing to have been known by the receiving party at the time of its disclosure by the other party or is independently developed after the date of disclosure by the receiving party without the application or use of the Information; (iii) becomes known to the other party from a source other than the disclosing party without breach of this Agreement by such party, provided, that such other source has the lawful right to disclose such Information, or (iv) is disclosed pursuant to a final, binding, nonappealable order or requirement of a court, administrative agency or other government body.

8.03      Each Party acknowledges that in the course of carrying out this Agreement, it may be provided with access to and be entrusted with Confidential Information of the other Party, the unauthorized disclosure of any of which to competitors of the other Party or to the general public would be highly detrimental to the other Party, and each Party further acknowledges and agrees that the right to maintain the confidentiality of such information constitutes a proprietary right which the other party is entitled to protect.

8.04      Each Party agrees to keep and use the Confidential Information of the other Party, howsoever obtained, strictly confidential at all times and shall not now or in the future, without the prior written consent of the other Party, disclose the other Party’s Confidential Information to any person or entity other than:

(a)
to such of its directors, officers, employees and professional advisors as shall have a need to know such Confidential Information in order to assist such Party in performing its obligations under this Agreement; or

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(b)
to a person or entity pursuant to a judicial or regulatory process or other requirement of law; provided however that in such case, the legally compelled Party shall be obliged to promptly notify the other Party in writing prior to making any such disclosure, and shall in any event disclose only that portion of the other Party’s Confidential Information which is legally required to be disclosed and shall exercise all reasonable efforts to ensure that confidential treatment will be accorded such Confidential Information.

8.05      Each Party agrees that it will require all of its officers, employees or consultants who have or will be granted access to Confidential Information to execute mutually acceptable assignments of inventions agreements and mutually acceptable Confidentiality and Non-Circumvention Agreements prior to being granted access to Confidential Information.

8.06      Each Party agrees to take all reasonable precautions to avoid disclosure or dissemination of the other Party’s Confidential Information other than as permitted herein, and to limit and control any copies, extracts or reproductions made of any such Confidential Information, and shall otherwise safeguard such Confidential Information to the same extent as it does its own secret information.

Article IX — Arbitration

9.01      Any dispute between the parties in respect of any matter arising under this Agreement or in relation to the construction hereof shall be submitted to arbitration and determined by a single arbitrator appointed pursuant to the Rules of Commercial Arbitration Association (the “Rules”) which arbitrator shall preside over the arbitration and conduct it in accordance with the Act, determine all questions of procedure not provided for under the Rules or herein, and render a decision which the parties hereby agree shall be final and binding upon the parties; provided however that not withstanding anything else herein contained:

(a)
it shall be a condition precedent to the right of either Party to submit any matter to arbitration, that such Party shall have given the other Party not less than ten (10) days’ prior notice of its intention to do so together with particulars of the matter in dispute;

(b)	the arbitral venue shall be at the offices of the American Arbitration Association located in Los Angeles;

(c)	the arbitral award shall not grant any punitive, consequential, remote or incidental damages; and

(d)	the arbitral award shall be final, binding and conclusive.

(e)
The substantially prevailing Party will be entitled to recover its reasonable costs incurred in connection with such action including attorneys’ fees and disbursements (valued at market rates for comparable services from private practitioners), costs of discovery and court costs.

Article X — Miscellaneous

10.01     Governing Law. This Agreement shall be covered by and construed in accordance with the laws of the State of California other than provisions relating to conflicts of law provided, however, that all questions concerning the construction or effect of any patent applications or patents shall be decided in accordance with the laws of the country or territory in question. Each party hereto submits to the jurisdiction of the courts of the State of California, County of Sacramento, or to the United States District Court in connection with any matter relating to this Agreement.

10.02     Term of Agreement. This Agreement will be in full force and effect until such time as the Patents referred to herein and any extensions or derivatives thereof become eminent domain.

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10.03     Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties hereto with respect to the Distributorship Patents, the Products and the other matters contemplated or covered herein. This Agreement supersedes any and all previous agreements, commitment and understandings, whether oral or written, between the parties hereto. This Agreement may not be modified, amended or supplemented except by way of a writing signed by a duly authorized representative of each of the Parties hereto.

10.04     Assignment. This Agreement shall not be assignable by either party without the prior written consent of the other party.

10.05     Notices. Any notice, request, instruction, report or other document to be given hereunder shall be given in writing by hand delivery or by posting by certified or Registered mail, postage prepaid, or by facsimile, receipt confirmed, as follows:

To PATENT HOLDER:	Anuvu Incorporated
3980 Research Drive
Sacramento, CA 95838

Attention:

To DISTRIBUTOR:	REGI U.S., Inc.
1103 – 11871 Horseshoe Way
Richmond, BC Canada V7A 5H5

Attention: Mr. John Robertson, President

or to such other address as a party may specify by notice hereunder.

10.06     Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the parties and their respective permitted successors, legal representatives and assigns.

10.07     Severability. If and to the extent that any court of competent jurisdiction holds any provision or part of this Agreement to be invalid or unenforceable, such holding shall in no way affect the Validity of the remainder of this Agreement.

10.08     Independent Contractors. The relationship of the parties under this Agreement is that of independent contractors. Neither party shall be deemed to be the agent of the other, and neither is authorized to take any action binding upon the other.

10.09     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both together shall be deemed to be one and the same Agreement.

10.10     Headings. All headings in this Agreement are inserted for convenience of reference only and shall not affect its meaning or interpretation.

10.11     Waivers. Any waiver of any term or condition of or obligation under this Agreement must be set forth explicitly in writing, signed by the waiving party. A waiver by either party of any of the terms and conditions of or obligations of the other party under this Agreement in any instance shall not be deemed or construed to be a waiver of such term condition or obligation for the future.

10.12     Further Assurances. Patent Holder and Distributor each agree on behalf of themselves and their respective Affiliates and subdistributors to produce or execute such other documents or agreements as may be necessary or desirable for the execution and implementation of this Agreement and the consummation of the transactions contemplated hereby.

10.13     Regulatory Approval. This Agreement shall be subject to any legally required regulatory approvals.

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10.14     No Warranty. There is no representations or warranties, express or implied, other than as expressly set forth or referred to herein and, in particular, neither Party makes any warranties to each other or any other person or entity, whether express, implied or statutory, as to the description, quality, merchantability, completeness or fitness for any purpose of any services or information provided hereunder or described herein, or as to any other matter all of which warranties are hereby excluded and specifically disclaimed.

10.15     Time of the Essence. The Parties agree that time is of the essence of this Agreement and further agree that should they fix new times for the performance of any of their obligations hereunder such new times shall also be of the essence.

10.16     Amendments. No amendment, modification, alteration or waiver of the terms of this Agreement shall be binding unless the same shall be in writing dated subsequent to the date of this Agreement and duly executed by the Parties.

10.17     Captions. The captions appearing in this Agreement are inserted for convenience of reference only and shall not effect the interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

for Distributor:		for Patent Holder:

By:		By:

Title		Title

By:
Approval of Lender for Anuvu Incorporated

Title

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